468, N. Camden Drive
United States	Beverly Hills, CA 90210
Securities & Exchange Commission	Tel: (310) 278 9975
Mail Stop 3561	e-Mail: info@kingsroadentertainment.net
For the attention of Mrs. Cvrkel	www.kingsroadentertainment.net
Washington D.C. 20549
January 19, 2009

Re:	Kings Road Entertainment Inc.
Form 10-KSB for the year ended April 30, 2008
Filed September 5, 2008
File No. 0-14234

Dear Mrs. Cvrkel,

This letter is being sent in response to the Staff’s comment to the Annual Report on Form 10-KSB, filed September 5, 2008 (the “Annual Report”). The Staff’s comments were set forth in a letter dated December 11, 2008 from Ms. Linda Cvrkel addressed to Philip Holmes, President and Chief Executive Officer of Kings Road Entertainment, Inc. (the “Company”).

Item 6. Management’s Discussion and Analysis or Plan of Operations
1. Adjustment of Accruals
The movement in other income reflected an adjustment to the amount relating to accrued payments to four Guilds for residual payments due to Guild actors, directors, screenwriters and musicians. Where a movie has a guild member participating, the Guild is generally entitled to a percentage of subsequent income from that movie. The percentages have to be estimated since the underlying revenues necessary to calculate the amount have to be reported or made known by distributors, some in non-domestic territories. The accruals have been consistently made over the years based on a flat percentage of net income received from those distribution partners.

We estimated this percentage to be 6%, which we believe reflected the contingency. During our fiscal year 2008, settlement discussions with these Guilds concerning the outstanding amounts due were initiated and the subsequent reduction in the accrual was based on the likelihood of success of these settlement negotiations. While these discussions and negotiations are still ongoing, it was and still is the opinion of the Company’s management that as of 4/30/2008, the reduction reflected the best estimate of the status of the settlement negotiations. We respectfully advise the Staff that in future filings any adjustments made to these accruals will appear as a component of operating income.

2. Report of Independent Registered Public Accounting Firm, page F-2
We confirm that we are aware of the review requirement and advise the Staff that our new independent registered public accountants have reviewed our recently filed Form 10-Q for the quarter ended October 31, 2008.

3. Consolidated Statements of Cash Flows
We respectfully advise the Staff that in our future filings we will revise our consolidated statement of cash flows pursuant to the guidance in paragraph 32 of SFAS No.95.

4. Note 5. Film Development Costs.
We respectfully advise the Staff that in our future filings we will revise all references in our financial statements to refer to SOP 00-2.  We will also revise the notes to the financial statements to include the disclosures outlined in paragraphs 51 through 58 of SOP 00-2.

5. Note 8. Common Stock
The shares issued, as described in Note 8 and in the corresponding Consolidated Statement of Shareholders’ Equity (Deficit) on page F-6, were issued with a value corresponding to the quoted price of the Company’s common stock on the Pink Sheets on the day of the respective transaction. The transactions represented non-cash awards to directors for their services and the corresponding entry was in the profit and loss statement, General and Administration expenses.

The 1,451,247 shares returned as part of the Berresheim settlement transaction were also valued at the quoted value of the shares on the Pink Sheets on the day of the agreement of 4 cents per share. Accordingly, the total value of the shares was $ 58,050 which was accounted for in Equity as a $14,513 reduction of common stock at nominal value of $0.01 per share and the balance of $43,537 was booked as a reduction of APIC.  The corresponding amount of $58,050 was booked against the accrual which had been set up in prior periods as a result of various counter claims arising in the law suit and in anticipation of a settlement.

In our future filings, we will be more specific in detailing the accounting and valuation of issued shares in the notes to the financial statements.

6. Other
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please don’t hesitate to contact the undersigned.

Sincerely yours,

/s/ Philip M. Holmes

Philip M. Holmes
President & CEO